Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

Sankyo and Ajinomoto Reach Agreement on the Development,

Manufacture and Marketing of the New Diabetes Drug, AJD101

August 31, 2006 – Tokyo – Sankyo Co., Ltd. (hereafter, Sankyo; President: Yasuhiro Ikegami; Headquarters: Tokyo, Japan) , one of companies of DAIICHI SANKYO group, and Ajinomoto Co., Inc. (hereafter, Ajinomoto; President & CEO: Norio Yamaguchi; Headquarters: Tokyo, Japan) reached an agreement on August 31 which will grant Sankyo exclusive global rights to develop, manufacture and market the new diabetes drug AJD101 and related compounds currently being developed by Ajinomoto. Ajinomoto will retain the rights to manufacture a portion of this drug line, and will jointly participate with Sankyo in certain phases of further development of this drug. (or develop certain phases of this drug with Sankyo.)

Under the agreement, Sankyo will pay an up-front payment of 4.6 billion yen to Ajinomoto, as well as milestone payments at certain stages of the drug’s development, and post-marketing royalties based on sales.

Independently synthesized by Ajinomoto, AJD101 is a groundbreaking anti-diabetic drug possessing a completely new mechanism of action. Findings from non-clinical studies suggest that AJD101 stimulates insulin independent glucose uptake by directly activating the insulin signaling pathway. The drug has shown glucose-lowering (or anti-hyperglycemic) action after oral administration in various animal models of diabetes. In addition to providing a novel mechanism to treat hyperglycemia, AJD101 may contribute to beta-cell rest which could be expected to alter the otherwise progressive deterioration of pancreatic function that characterizes this chronic disease. Phase I studies in humans are currently underway overseas.

According to a study by the International Diabetes Federation, diabetes patients numbered 194 million globally in 2003. This figure is expected to rise to 333 million by 2025 due to changes in lifestyle habits. The current diabetes drug market, which amounts to approximately 1.5 trillion yen annually, is expected to expand to 2 trillion yen by 2010. (According to the report “2002 Diabetes Demographic Survey” issued by the Health Service Bureau of the Japanese Ministry of Health, Labour and Welfare, the number of people strongly suspected of having diabetes amounted to approximately 7.4 million. When those for whom the possibility of diabetes could not be precluded were included in this figure, the estimate increased to 16.2 million. The number of diabetes patients is increasing yearly.) We anticipate the development of AJD101 will expand the choice of diabetes drug treatment options and greatly contribute to patient care.

Ajinomoto and Sankyo first collaborated in the marketing of the fast-acting postprandial glucose-lowering (or anti-hyperglycemic) tablets FASTIC® in December 2001, and the current agreement will mark their second collaboration. Hereafter, both companies will cooperate with each other to realize a speedy marketing of AJD101.